Exhibit 99.1
Unaudited pro forma condensed financial statements

These unaudited pro forma condensed financial statements of Prenetics Global Limited (the “Company”) are prepared based on the historical consolidated financial statements of the Company, and have been prepared to illustrate the pro forma effects of the consummating disposition of ACT Genomics Holdings Company Limited (“ACT Genomics”) and the Company’s $20 million Bitcoin purchases on the consolidated financial statements of the Company.

On June 18, 2025, the Company announced entering into a definitive agreement to divest its 70% interest in ACT Genomics on a fully diluted basis for consideration of approximately $46.3 million (the “Transaction”, or “ACT Genomics disposition”). The consummating disposition is considered to be significant to the Company and is accounted for as discontinued operation. The consideration consists of the following:

Component	Amount (in thousands of U.S. dollars)
Cash receivable upon completion of the Transaction	$39,997
Cash consideration held in escrow*	6,308
$46,305
* The escrow amounts comprise closing adjustment and indemnity escrow balances. These represent cash proceeds measured at contractual value, with release expected within 24 months after the Transaction completion. No contingent consideration arrangements are included in the Transaction.

On June 16 and 17, 2025, the Company executed two separate trades through Kraken to acquire an aggregate 187.42 Bitcoin for total consideration of $20 million, representing at an average purchase price of $106,712 per Bitcoin (the “Bitcoin Purchases”).

The information in the unaudited pro forma statements of profit or loss and other comprehensive income for the years ended December 31, 2024, 2023 and 2022 and for the three months ended March 31, 2025 gives effect to the pro forma adjustments as if the Transaction had been consummated on January 1, 2022 and the Bitcoin Purchases had been consummated on January 1, 2024. It is assumed that there is no fair value change in Bitcoin during year ended December 31, 2024 and for the three months ended March 31, 2025.

The information in the unaudited pro forma statement of financial position as at March 31, 2025 gives effect to the pro forma adjustments as if the Transaction and $20 million Bitcoin Purchases had been consummated on March 31, 2025.

All financial data in the unaudited pro forma condensed financial statements is presented in thousands of U.S. dollars, unless otherwise noted, and the unaudited pro forma condensed financial statements have been prepared in accordance with Article 11 of Regulation S-X using accounting policies that are consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The unaudited pro forma condensed financial statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. All financial data for the Transaction and the Bitcoin Purchases has been derived from the historical financial information of the businesses disposed, which were included in the audited financial statements of the Company as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, and the unaudited interim consolidated financial statements of the Company as at March 31, 2025 and for the three months ended March 31, 2025. The notes to the unaudited pro forma condensed financial statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Condensed Financial Statements. The unaudited pro forma condensed financial statements should be read in conjunction with the audited financial statements of the Company at December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 on Form 20-F filed with the SEC on April 30, 2025 and amendment no. 1 to the Form 20-F filed with the SEC on July 18, 2025, and the unaudited interim consolidated financial statements of the Company as at March 31, 2025 and for the three months ended March 31, 2025 and 2024 on Form 6-K furnished to the SEC on June 12, 2025.

The unaudited pro forma condensed financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the statement of financial position or statements of profit or loss and other comprehensive income of the Company had the Transaction and the Bitcoin Purchases occurred on the dates indicated, nor is such pro forma condensed financial information necessarily indicative of the results to be expected for any future period. The actual statement of financial position and statements of profit or loss and other comprehensive income may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Unaudited pro forma statement of financial position
At March 31, 2025
(All amounts in thousands of U.S. dollars (“$”))

	Company (historical)	Bitcoin Purchases	Sub-total	ACT Genomics (consummating disposition)	Transaction Accounting Adjustments	Notes	Pro Forma - Combined
		(j)
Assets
Property, plant and equipment	$7,073		$7,073	$3,817			$3,256
Intangible assets	11,333	20,000	31,333	10,952			20,381
Goodwill	37,364		37,364	29,170			8,194
Interests in equity-accounted investees	67,884		67,884	847			67,037
Financial assets at fair value through profit or loss - non-current	1,103		1,103	—			1,103
Other non-current assets	1,234		1,234	783			451
Non-current assets	125,991		145,991	45,569			100,422
Deferred expenses - current	1,492		1,492	—			1,492
Inventories	6,610		6,610	1,981			4,629
Trade receivables	4,462		4,462	2,793			1,669
Deposits, prepayments and other receivables	6,929		6,929	650			6,279
Amount due from ACT Genomics	—		—	—	2,181	(h)	2,181
Amount due from a related company	3		3	—			3
Financial assets at fair value through profit or loss - current	10,562		10,562	—			10,562
Cash and cash equivalents	47,966	(20,000)	27,966	4,812	46,305	(g)	69,459
Current assets	78,024		58,024	10,236			96,274
Total assets	$204,015		$204,015	$55,805			$196,696
Liabilities
Deferred tax liabilities	$2,097		$2,097	$2,054		(d)	$43
Warrant liabilities	237		237	—			237
Lease liabilities - non-current	2,546		2,546	1,164			1,382
Other non-current liabilities	323		323	94			229
Non-current liabilities	5,203		5,203	3,312			1,891
Trade payables	2,137		2,137	773			1,364
Accrued expenses and other current liabilities	10,231		10,231	2,058	1,550	(f)	9,723
Amount due to the Company	—		—	2,200	2,200	(h)	—
Contract liabilities	6,191		6,191	22			6,169
Lease liabilities - current	2,604		2,604	985			1,619
Liabilities for puttable financial instrument	14,520		14,520	—	(14,520)	(e)	—
Tax payable	13		13	—			13
Current liabilities	35,696		35,696	6,038			18,888
Total liabilities	40,899		40,899	9,350			20,779
Equity
Share capital	20		20	17	17	(k)	20
Reserves	160,862		160,862	46,114	59,239	(e), (f), (g), (h), (k)	173,987
Total equity attributable to equity shareholders of the Company	160,882			46,131			174,007
Non-controlling interests	234		234	324			(90)
Total equity	161,116		234	46,455			173,917
Total equity and liabilities	$202,015		$41,133	$55,805			$194,696

See the accompanying notes to the Unaudited Pro Forma Condensed Financial Statements.

Unaudited pro forma statements of profit or loss and other comprehensive income
For the three months ended March 31, 2025
(All amounts in thousands of U.S. dollars (“$”) unless otherwise indicated)

	Company (historical)	ACT Genomics (consummating disposition)	Pro Forma - Combined
Continuing operations
Revenue	$17,312	$2,715	$14,597
Direct costs	(9,970)	(1,804)	(8,166)
Gross profit	7,342	911	6,431
Other income and other net gain	312	108	204
Selling and distribution expenses	(4,789)	(656)	(4,133)
Research and development expenses	(2,416)	(408)	(2,008)
Administrative and other operating expenses	(11,081)	(2,225)	(8,856)
Operating loss from continuing operations	(10,632)	(2,270)	(8,362)
Fair value loss on warrant liabilities	(63)	—	(63)
Share of (loss)/gain of equity-accounted investees, net of tax	(309)	13	(322)
Other finance costs	(69)	7	(76)
Loss before taxation	(11,073)	(2,250)	(8,823)
Income tax credit/(expense)	64	84	(20)
Loss from continuing operations	(11,009)	(2,166)	(8,843)
Other comprehensive income/(expense)	67	103	(36)
Total comprehensive expense from continuing operations for the year	$(10,942)	$(2,063)	$(8,879)
Loss attributable to:
Equity shareholders of Prenetics	(10,390)	(1,541)	$(8,849)
Non-controlling interests	(626)	(625)	(1)
	$(11,016)	$(2,166)	$(8,850)
Total comprehensive expense attributable to:
Equity shareholders of Prenetics	(10,243)	(1,358)	$(8,885)
Non-controlling interests	(706)	(705)	(1)
	$(10,949)	$(2,063)	$(8,886)
Loss from continuing operations attributable to:
Equity shareholders of Prenetics	$(10,383)	$(1,541)	$(8,842)
Non-controlling interests	(626)	(625)	(1)
	$(11,009)	$(2,166)	$(8,843)
Total comprehensive expense from continuing operations attributable to:
Equity shareholders of Prenetics	$(10,236)	$(1,358)	$(8,878)
Non-controlling interests	(706)	(705)	(1)
	$(10,942)	$(2,063)	$(8,879)
Loss per share from continuing operations:
Basic	$(0.80)		$(0.68)
Diluted	(0.80)		(0.68)
Weighted average number of common shares:
Basic	13,002,975		13,002,975
Diluted	13,002,975		13,002,975

See the accompanying notes to the Unaudited Pro Forma Condensed Financial Statements.

Unaudited pro forma statements of profit or loss and other comprehensive income
For the year ended December 31, 2024
(All amounts in thousands of U.S. dollars (“$”) unless otherwise indicated)

	Company (historical)	ACT Genomics (consummating disposition)	Pro Forma - Combined
Continuing operations
Revenue	$30,621	$14,685	$15,936
Direct costs	(15,221)	(8,562)	(6,659)
Gross profit	15,400	6,123	9,277
Other income and other net gain	2,745	739	2,006
Selling and distribution expenses	(8,636)	(3,223)	(5,413)
Research and development expenses	(10,923)	(1,872)	(9,051)
Administrative and other operating expenses	(46,730)	(13,640)	(33,090)
Operating loss from continuing operations	(48,144)	(11,873)	(36,271)
Fair value loss on financial assets at fair value through profit or loss	(8,869)	—	(8,869)
Fair value gain on warrant liabilities	49	—	49
Gain on partial disposal of an equity-accounted investee	1,244	—	1,244
Share of (loss)/gain of equity-accounted investees, net of tax	(1,779)	231	(2,010)
Other finance costs	(203)	(35)	(168)
Loss before taxation	(57,702)	(11,677)	(46,025)
Income tax credit	7,874	235	7,639
Loss from continuing operations	(49,828)	(11,442)	(38,386)
Other comprehensive (expense)/income	(721)	(1,917)	1,196
Total comprehensive expense from continuing operations for the year	$(50,549)	$(13,359)	$(37,190)
Loss attributable to:
Equity shareholders of Prenetics	(46,304)	(7,945)	$(38,359)
Non-controlling interests	(3,502)	(3,497)	(5)
	$(49,806)	$(11,442)	$(38,364)
Total comprehensive expense attributable to:
Equity shareholders of Prenetics	(46,785)	(9,622)	$(37,163)
Non-controlling interests	(3,742)	(3,737)	(5)
	$(50,527)	$(13,359)	$(37,168)
Loss from continuing operations attributable to:
Equity shareholders of Prenetics	$(46,326)	$(7,945)	$(38,381)
Non-controlling interests	(3,502)	(3,497)	(5)
	$(49,828)	$(11,442)	$(38,386)
Total comprehensive expense from continuing operations attributable to:
Equity shareholders of Prenetics	$(46,807)	$(9,622)	$(37,185)
Non-controlling interests	(3,742)	(3,737)	(5)
	$(50,549)	$(13,359)	$(37,190)
Loss per share from continuing operations:
Basic	$(3.71)		$(3.07)
Diluted	(3.71)		(3.07)
Weighted average number of common shares:
Basic	12,494,648		12,494,648
Diluted	12,494,648		12,494,648

See the accompanying notes to the Unaudited Pro Forma Condensed Financial Statements.

Unaudited pro forma statements of profit or loss and other comprehensive income
For the year ended December 31, 2023
(All amounts in thousands of U.S. dollars (“$”) unless otherwise indicated)

	Company (historical)	ACT Genomics (consummating disposition)	Pro Forma - Combined
Continuing operations
Revenue	$21,743	$15,588	$6,155
Direct costs	(12,913)	(7,931)	(4,982)
Gross profit	8,830	7,657	1,173
Other income and other net gain	4,507	374	4,133
Selling and distribution expenses	(8,243)	(2,782)	(5,461)
Research and development expenses	(11,662)	(2,489)	(9,173)
Impairment loss of goodwill	(3,900)	(3,900)	—
Administrative and other operating expenses	(41,438)	(12,322)	(29,116)
Operating loss from continuing operations	(51,906)	(13,462)	(38,444)
Fair value loss on financial assets at fair value through profit or loss	(7,135)	—	(7,135)
Fair value gain on warrant liabilities	3,351	—	3,351
Share of loss of equity-accounted investees, net of tax	(859)	(189)	(670)
Other finance costs	(120)	(73)	(47)
Loss before taxation	(56,669)	(13,724)	(42,945)
Income tax credit/(expense)	269	323	(54)
Loss from continuing operations	(56,400)	(13,401)	(42,999)
Other comprehensive income/(expense)	1,795	2,514	(719)
Total comprehensive expense from continuing operations for the year	$(54,605)	$(10,887)	$(43,718)
Loss attributable to:
Equity shareholders of Prenetics	(62,724)	(11,348)	$(51,376)
Non-controlling interests	(2,053)	(2,053)	—
	$(64,777)	$(13,401)	$(51,376)
Total comprehensive expense attributable to:
Equity shareholders of Prenetics	(61,112)	(9,017)	$(52,095)
Non-controlling interests	(1,870)	(1,870)	—
	$(62,982)	$(10,887)	$(52,095)
Loss from continuing operations attributable to:
Equity shareholders of Prenetics	$(54,347)	$(11,348)	$(42,999)
Non-controlling interests	(2,053)	(2,053)	—
	$(56,400)	$(13,401)	$(42,999)
Total comprehensive expense from continuing operations attributable to:
Equity shareholders of Prenetics	$(52,735)	$(9,017)	$(43,718)
Non-controlling interests	(1,870)	(1,870)	—
	$(54,605)	$(10,887)	$(43,718)
Loss per share from continuing operations:
Basic	$(4.83)		$(3.82)
Diluted	(4.83)		(3.82)
Weighted average number of common shares:
Basic	11,246,010		11,246,010
Diluted	11,246,010		11,246,010

See the accompanying notes to the Unaudited Pro Forma Condensed Financial Statements.

Unaudited pro forma statements of profit or loss and other comprehensive income
For the year ended December 31, 2022
(All amounts in thousands of U.S. dollars (“$”) unless otherwise indicated)

	Company (historical)	Transaction Accounting Adjustments	Notes	Pro Forma - Combined
	(i)
Continuing operations
Revenue	$13,164			$13,164
Direct costs	(9,546)			(9,546)
Gross profit	3,618			3,618
Other income and other net gain	430			430
Selling and distribution expenses	(4,738)			(4,738)
Research and development expenses	(5,989)			(5,989)
Administrative and other operating expenses	(59,343)	(1,550)	(f)	(60,893)
Operating loss from continuing operations	(66,022)			(67,572)
Fair value loss on financial assets at fair value through profit or loss	(9,363)			(9,363)
Share-based payment on listing	(89,547)			(89,547)
Fair value loss on preference shares liabilities	(60,091)			(60,091)
Fair value gain on warrant liabilities	3,197			3,197
Gain on disposal of a subsidiary	—	173	(c)	173
Other finance costs	(3,995)			(3,995)
Loss before taxation	(225,821)			(227,198)
Income tax credit	245		(d)	245
Loss from continuing operations	(225,576)			(226,953)
Other comprehensive expense	(4,843)			(4,843)
Total comprehensive expenses from continuing operations for the year	$(230,419)			$(231,796)
Loss attributable to:
Equity shareholders of Prenetics	$(190,454)			$(191,831)
Non-controlling interests	—
	$(190,454)			$(191,831)
Total comprehensive expense attributable to:
Equity shareholders of Prenetics	$(195,297)			$(196,674)
Non-controlling interests	—			—
	$(195,297)			$(196,674)
Loss from continuing operations attributable to:
Equity shareholders of Prenetics	$(225,576)			$(226,953)
Non-controlling interests	—			—
	$(225,576)			$(226,953)
Total comprehensive expense from continuing operations attributable to:
Equity shareholders of Prenetics	$(230,419)			$(231,796)
Non-controlling interests	—			—
	$(230,419)			$(231,796)
Loss from continuing operations per share:
Basic	$(44.50)			$(44.77)
Diluted	(44.50)			(44.77)
Weighted average number of common shares:
Basic	5,069,315			5,069,315
Diluted	5,069,315			5,069,315

See the accompanying notes to the Unaudited Pro Forma Condensed Financial Statements.

Notes to the unaudited pro forma condensed financial statements

a.On June 18, 2025, the Company announced sales of ACT Genomics. The adjustment to the unaudited pro forma statement of financial position includes the derecognition of total assets of $55.8 million and the derecognition of total liabilities of $9.4 million. The pro forma adjustment to the unaudited pro forma statement of financial position to reflect the Transaction also includes other effects discussed in notes (c), (d), (e), (f), (g), (h), (i) and (k).

b.These pro forma adjustments include the elimination of the historical operating results of the ACT Genomics for the three months ended March 31, 2025 and for the years ended December 31, 2024, 2023 and 2022 because the divestment of ACT Genomics also qualified as discontinued operation under IFRS 5.

c.The estimated pre-tax net gain of approximately $0.2 million from the disposition is reflected as an adjustment on the unaudited pro forma statements of profit or loss and other comprehensive income for the year ended December 31, 2022. The estimated net gain on disposition is based on the historical carrying value of the net assets as of March 31, 2025. The actual gain or loss will be calculated based on the net book value as of the closing of the Transaction and therefore, could differ from the current estimate.

d.There are no current or deferred income tax impacts expected in relation to the pro forma adjustments reflected in the unaudited pro forma statements of profit or loss and other comprehensive income for the three months ended March 31, 2025 and for the years ended December 31, 2024, 2023 and 2022. The Transaction is not subject to profits tax, capital gains tax or withholding tax under the applicable laws of the relevant jurisdictions.

e.Represents adjustment to remove the effects of liabilities for puttable financial instrument, which were extinguished upon the Transaction. With the adoption of an amended memorandum and articles of association, the puttable rights granted to the remaining shareholders of ACT Genomics were terminated upon the Transaction.

f.Includes the accrual of approximately $1.6 million of transaction costs incurred by the Company upon the Transaction.

g.Includes estimated cash proceeds of approximately $46.3 million, included in cash and cash equivalents.

h.Represents the elimination of intercompany balances between the Company and ACT Genomics as of March 31, 2025. In accordance with IFRS 5, these balances were not eliminated when ACT Genomics was classified as a held for sale and therefore remained in the Company’s consolidated statement of financial position at that date.

i.ACT Genomics was acquired by the Company on December 30, 2022. As the acquisition occurred at the end of the fiscal year and December 31, 2022 was not a business day, there was no material impact on the Company’s consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2022. Accordingly, the pro forma condensed statement of profit or loss and other comprehensive income for that year does not include any adjustments relating to ACT Genomics operations.

j.On June 16 and 17, 2025, the Company executed two separate trades through Kraken to acquire an aggregate 187.42 Bitcoin for total consideration of $20 million, representing an average purchase price of $106,712 per Bitcoin. The Bitcoin Purchases are recognized as intangible assets under IAS 38 at cost on initial recognition and, given the existence of an active market, are subsequently measured using the revaluation model. Any revaluation increase arising from revaluation of intangible assets is recognized in other comprehensive income and accumulated in revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss, in which case the increase is credited to profit or loss to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an intangible asset is recognized in profit or loss to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

k.Represents the elimination of ACT Genomics’ historical equity balances from the Company’s consolidated statement of financial position to reflect the Transaction.